GLOBALFOUNDRIES Inc.

TABLE OF CONTENTS

GLOBALFOUNDRIES Inc.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
As of March 31, 2025 and December 31, 2024
(Unaudited, in millions, except per share amounts)

	As of
	March 31 2025	December 31 2024
ASSETS
Current assets:
Cash and cash equivalents	$1,596	$2,192
Marketable securities	1,281	1,194
Receivables, prepayments and other assets	1,415	1,406
Inventories	1,813	1,624
Total current assets	6,105	6,416
Non-current assets:
Property, plant and equipment, net	7,626	7,762
Marketable securities	820	839
Goodwill and intangible assets, net	739	660
Right-of-use assets	499	498
Receivables, prepayments and other assets	372	351
Deferred tax assets	250	188
Other non-current financial assets	68	85
Total non-current assets	10,374	10,383
Total assets	$16,479	$16,799

LIABILITIES AND EQUITY
Current liabilities:
Trade payables and other current liabilities	$2,195	$2,092
Current portion of deferred income from government grants	84	92
Current portion of lease obligations	77	90
Current portion of long-term debt	57	753
Provisions	15	17
Total current liabilities	2,428	3,044
Non-current liabilities
Non-current portion of long-term debt	1,071	1,053
Other non-current liabilities	1,060	1,022
Non-current portion of lease obligations	426	424
Non-current portion of deferred income from government grants	226	235
Provisions	164	197
Total non-current liabilities	2,947	2,931
Total liabilities	$5,375	$5,975

Equity:
Share capital
Ordinary shares, $0.02 par value, 554,733,529 and 552,912,823 shares issued and outstanding as of March 31, 2025 and December 31, 2024, respectively	$11	$11
Additional paid-in capital	24,046	24,014
Accumulated deficit	(13,056)	(13,266)
Accumulated other comprehensive income	53	17
Equity attributable to the shareholders of GLOBALFOUNDRIES Inc.	11,054	10,776
Non-controlling interests	50	48
Total equity	11,104	10,824
Total liabilities and equity	$16,479	$16,799

The accompanying notes are an integral part of these interim condensed consolidated financial statements

GLOBALFOUNDRIES Inc.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
for the Three Months Ended March 31, 2025 and 2024
(Unaudited, in millions, except per share amounts)

	Three Months Ended March 31
	2025	2024
Net revenue	$1,585	$1,549
Cost of revenue	1,230	1,156
Gross profit	355	393
Research and development expenses	127	124
Selling, general and administrative expenses and other	77	122
Operating expenses	204	246
Income from operations	151	147
Finance income (expense) net	14	10
Other income (expense), net	30	(2)
Income before income taxes	195	155
Income tax (expense) benefit	16	(21)
Net income	$211	$134
Attributable to:
Shareholders of GLOBALFOUNDRIES Inc.	210	133
Non-controlling interests	1	1
Net income	$211	$134
Net earnings per share attributable to the equity holders of the Company:
Basic	$0.38	$0.24
Diluted	$0.38	$0.24
Weighted average common shares outstanding:
Basic	554	555
Diluted	557	558

The accompanying notes are an integral part of these interim condensed consolidated financial statements

GLOBALFOUNDRIES Inc.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
for the Three Months Ended March 31, 2025 and 2024
(Unaudited, in millions)

	Three Months Ended March 31
	2025	2024
Net income
Attributable to:
Shareholders of GLOBALFOUNDRIES Inc.	$210	$133
Non-controlling interests	1	1
Net income	$211	$134

Other comprehensive income (loss), net of tax:
Items that may be reclassified subsequently to income:
Foreign exchange fluctuation reserve	$5	$(6)
Effective portion of changes in the fair value of cash flow hedges	31	(22)
Fair value gain (loss) on investments measured at fair value through other comprehensive income	1	—
Total other comprehensive income (loss)	$37	$(28)

Attributable to:
Shareholders of GLOBALFOUNDRIES Inc.	$36	$(26)
Non-controlling interests	1	(2)
Total other comprehensive income (loss)	$37	$(28)

Total comprehensive income	$248	$106
Attributable to:
Shareholders of GLOBALFOUNDRIES Inc.	$246	$107
Non-controlling interests	2	(1)
Total comprehensive income	$248	$106

The accompanying notes are an integral part of these interim condensed consolidated financial statements

GLOBALFOUNDRIES Inc.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
for the Three Months Ended March 31, 2025 and 2024
(Unaudited, in millions)

	Three Months Ended March 31
	2025	2024
OPERATING ACTIVITIES
Net income	$211	$134
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	352	392
Share-based compensation	42	42
Gain on acquisition of joint venture interest	(31)	—
Finance income	(39)	(47)
Finance expense	25	37
Deferred income taxes, net	(64)	23
Gain on disposal of property, plant and equipment	(32)	(3)
Other operating activities	(12)	(9)
Change in assets and liabilities, net of acquisitions:
Receivables, prepayments and other assets	—	158
Inventories	(177)	(180)
Trade and other payables	33	(75)
	(144)	(97)
Interest received	32	40
Interest paid	(8)	(21)
Income taxes paid	(1)	(3)
Net cash provided by operating activities	$331	$488

INVESTING ACTIVITIES
Acquisition of joint venture interest, net of cash acquired	(19)	—
Purchases of property, plant and equipment and intangible assets	(166)	(227)
Purchases of marketable securities	(397)	(697)
Proceeds from sale of marketable securities	50	21
Proceeds from maturities of marketable securities	286	305
Proceeds from the sale of property plant and equipment and other	35	(2)
Net cash used in investing activities	$(211)	$(600)

FINANCING ACTIVITIES
Repayments of debt and lease obligations	(733)	(50)
Proceeds from issuance of equity instruments	16	23
Net cash used in financing activities	$(717)	$(27)
Effect of exchange rate changes on cash and cash equivalents	1	(1)
Net decrease in cash and cash equivalents	$(596)	$(140)
Cash and cash equivalents at the beginning of the period	2,192	2,387
Cash and cash equivalents at the end of the period	$1,596	$2,247

The accompanying notes are an integral part of these interim condensed consolidated financial statements

GLOBALFOUNDRIES Inc.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
for the Three Months Ended March 31, 2025 and 2024
(Unaudited, in millions)

	Equity attributable to shareholders of GLOBALFOUNDRIES Inc.
	Ordinary Shares		Additional Paid-In Capital	Accumulated Deficit	Hedging Reserve	Foreign Currency Translation and Investments Reserves	Total	Non-Controlling Interests	Total Equity
	Shares	Amount

December 31, 2023	554	$11	$24,027	$(13,001)	$66	$1	$11,104	$47	$11,151
Proceeds from issuance of equity instruments	1	—	23	—	—	—	23	—	23
Exercise of stock options	—	—	(25)	—	—	—	(25)	—	(25)
Share-based compensation	—	—	42	—	—	—	42	—	42
Net income	—	—	—	133	—	—	133	1	134
Other comprehensive income (loss)	—	—	—	—	(22)	$(4)	$(26)	(2)	(28)
March 31, 2024	555	$11	$24,067	$(12,868)	$44	$(3)	$11,251	$46	$11,297

December 31, 2024	553	$11	$24,014	$(13,266)	$19	$(2)	$10,776	$48	$10,824
Proceeds from issuance of equity instruments, net of withholding taxes	2	—	(10)	—	—	—	(10)	—	(10)
Share-based compensation	—	—	42	—	—	—	42	—	42
Net income	—	—	—	210	—	—	210	1	211
Other comprehensive income	—	—	—	—	31	5	36	1	37
March 31, 2025	555	$11	$24,046	$(13,056)	$50	$3	$11,054	$50	$11,104
The accompanying notes are an integral part of these interim condensed consolidated financial statements

GLOBALFOUNDRIES Inc.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited, in millions, except per share amounts or otherwise stated)
Note 1. Corporate Information
Company Operations
GLOBALFOUNDRIES Inc. (“GlobalFoundries”) is an exempted company with limited liability incorporated under the laws of the Cayman Islands. The address of GlobalFoundries’ registered office is P.O. Box 309, Ugland House, Grand Cayman, KY1-1104 Cayman Islands.
GlobalFoundries and its subsidiaries (together referred to as the “Company”, “GlobalFoundries”, “GF”, “we”, or “us”) is one of the world’s leading semiconductor foundries and offers a full range of mainstream wafer fabrication services and technologies. The Company manufactures a broad range of semiconductor devices, including microprocessors, mobile application processors, baseband processors, network processors, radio frequency modems, microcontrollers and power management units.
Note 2. Basis of Presentation, Summary of Material Accounting Policies and Critical Judgements, Estimates and Assumptions
Statement of Compliance — The interim condensed consolidated financial statements ("interim financial statements") have been prepared in accordance with International Accounting Standards ("IAS") 34, Interim Financial Reporting ("IAS 34"), as issued by the International Accounting Standards Board ("IASB"). Certain information and footnote disclosures normally included in the annual audited consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the IASB, have been omitted or condensed. These interim financial statements should be read in conjunction with the consolidated financials statements and notes thereto included in GlobalFoundries' Annual Report on Form 20-F for the year ended December 31, 2024. The interim financial statements have been prepared on a basis consistent with the accounting policies disclosed in the December 31, 2024 audited consolidated financial statements.
The interim financial statements are unaudited and reflect adjustments (consisting of normal recurring adjustments) that are, in the opinion of management, necessary to provide a fair statement of results for the interim periods in accordance with IAS 34 as issued by the IASB.
The interim financial statements were authorized by the Audit, Risk and Compliance Committee of GlobalFoundries’ Board of Directors on May 02, 2025, to be issued and subsequent events have been evaluated for their potential effect on the interim financial statements through May 06, 2025.
Summary of Material Accounting Policies and Critical Judgments, Estimates and Assumptions — The summary of material accounting policies and critical judgments, estimates and assumptions adopted in the preparation of the interim financial statements are consistent with those followed in the preparation of the Company's annual audited consolidated financial statements contained in our Annual Report on Form 20-F for the year ended December 31, 2024.
Change in Presentation — Certain prior period balances in the interim financial statements and accompanying notes have been reclassified to conform to current period presentation. This change is not a change in accounting policy. Such reclassifications had no impact on net income, cash flows or shareholders' equity previously reported.
Recent Accounting Pronouncements, Not Adopted:
The Company has not adopted the following new, revised or amended IFRS standards that have been issued by the IASB that are not yet effective:
Classification and Measurement of Financial Instruments (Amendments to IFRS 9, Financial Instruments and IFRS 7, Financial Instruments: Disclosures) — The amendments clarify the requirements for the timing of recognition and derecognition of certain financial assets and liabilities, add further guidance for assessing whether a financial asset meets the solely payments of principal and interest criterion and add new disclosures for certain instruments with contractual terms that can change cash flows. The effective date for adoption of these amendments is annual periods beginning on or after January 1, 2026.
IFRS 18, Presentation and Disclosure in Financial Statements ("IFRS 18") — This new standard will replace IAS 1, Presentation of Financial Statements. The key concepts in IFRS 18 relate to the structure of the statement of profit or loss, required disclosures in the financial statements for certain management-defined performance measures and enhanced principles on aggregation and disaggregation which apply to the primary financial statements and notes in general.

GLOBALFOUNDRIES Inc.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited, in millions, except per share amounts or otherwise stated)
•IFRS 18 introduces new requirements for presentation within the statement of profit or loss, including specified totals and subtotals. Entities are required to classify all income and expenses within the statement of profit or loss into one of five categories: operating, investing, financing, income taxes and discontinued operations, whereof the first three are new.
•IFRS 18 also requires disclosure of newly defined management-defined performance measures, subtotals of income and expenses, and includes new requirements for aggregation and disaggregation of financial information based on the identified ‘roles’ of the primary financial statements and the notes to the financial statements.
•In addition, narrow-scope amendments have been made to IAS 7, Statement of Cash Flows, which include changing the starting point for determining cash flows from operations under the indirect method, from ‘profit or loss’ to ‘operating profit or loss’ and removing the optionality around classification of cash flows from dividends and interest. In addition, there are consequential amendments to several other standards.
The effective date for adoption of this standard is annual periods beginning on or after January 1, 2027, and earlier adoption is permitted. Retrospective application is required.
Annual Improvements to IFRS Accounting Standards — Volume 11 — These narrow-scope amendments relate to clarifications, simplifications, corrections or changes to improve consistency in the following IFRS statements: IFRS 7, Financial Instruments: Disclosures, IFRS 9, Financial Instruments, IFRS 10, Consolidated Financial Instruments and IAS 7, Statement of Cash Flows. The effective date for adoption of these amendments is annual periods beginning on or after January 1, 2026.
Contracts Referencing Nature-dependent Electricity — Amendments to IFRS 9 and IFRS 7 — These amendments help entities better report the financial effects of nature-dependent electricity contracts, which are often structured as power purchase agreements. The amendments include clarifying the application of the own-use requirements, permitted hedge accounting if these contracts are used as hedging instruments and adding new disclosure requirements to enable investors to understand the effect of these contracts on an entity’s financial performance and cash flows. The amendments are effective for annual periods beginning on or after January 1, 2026.
As of the date the accompanying financial statements were authorized for issue, the Company continues to evaluate the impact of the aforementioned standards on its financial position and performance and related applicable periods.
Note 3. Net Revenue
The following table presents the Company’s revenue disaggregated based on revenue source, timing of revenue recognition and end markets that we serve, for the three month periods ended March 31, 2025 and 2024. The Company believes these categories best depict the nature and timing of revenue:

	Three Months Ended March 31
	2025	2024
Type of goods and services:
Wafer revenue	$1,397	$1,375
Non wafer revenue	188	174
Total	$1,585	$1,549

Timing of revenue recognition:
Revenue recognized over time	$138	$131
Revenue recognized at a point in time	1,447	1,418
Total	$1,585	$1,549

End Markets:
Smart Mobile Devices	$586	$680
Communications Infrastructure & Datacenter	174	120
Home and Industrial IoT	328	309
Automotive	309	266
Non wafer revenue and other	188	174
Total	$1,585	$1,549

GLOBALFOUNDRIES Inc.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited, in millions, except per share amounts or otherwise stated)
Note 4. Income taxes
For tax reporting purposes, the Company consolidates its entities under GLOBALFOUNDRIES Inc., a Cayman Islands entity. As a Cayman Islands entity, the Company’s domestic statutory income tax rate is 0.0%. The difference between the Company’s domestic statutory income tax rate and its effective income tax rate reflected in income tax benefit or income tax expense is primarily due to the effect of tax rates and permanent differences in other jurisdictions in which the Company operates. Applicable to tax years beginning in 2025, the Company's effective tax rate is impacted by Pillar Two minimum top-up taxes, primarily related to Singapore.
The effective tax rate for the three months ended March 31, 2025 and 2024 was (8.2)% and 13.5%, respectively. The decrease was primarily the result of tax benefit related to exchange rate changes on the base of certain non-monetary assets in Germany and tax benefit from recognition of German deferred tax assets net of contingencies, offset by tax expense related primarily to an anticipated qualified domestic top-up tax liability in Singapore.
Note 5. Earnings Per Share
Basic earnings per share ("EPS") is based upon the weighted average number of common shares outstanding during the period. Diluted earnings per share is based upon the weighted average number of common shares outstanding during the period assuming the issuance of common shares for all potentially dilutive common shares outstanding.
The following table sets forth the computation of basic and diluted earnings per share:

	Three Months Ended March 31
	2025	2024
Numerator
Net income attributable to equity shareholders of the Company	$210	$133

Denominator
Basic weighted average ordinary shares outstanding	554	555
Effect of potentially dilutive shares from employee equity plans	3	3
Diluted weighted average ordinary shares outstanding	557	558

Total basic and diluted EPS attributable to equity shareholders:
Basic	$0.38	$0.24
Diluted	$0.38	$0.24

GLOBALFOUNDRIES Inc.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited, in millions except per share amounts or otherwise stated)
Note 6. Property, Plant and Equipment

	Land and Land Improvements	Building and Leasehold Improvements	Equipment	Computer	Construction in Progress	Total
Cost
As of December 31, 2024	$91	$7,769	$25,248	$458	$214	$33,780
Additions	1	1	6	—	95	103
Acquisition of joint venture interest	—	5	60	—	3	68
Transfers from construction in progress	—	6	13	2	(21)	—
Disposals	—	—	(200)	—	—	(200)
Effect of exchange rate changes	—	2	14	—	—	16
As of March 31, 2025	$92	$7,783	$25,141	$460	$291	$33,767
Net book value as of March 31, 2025	$60	$2,686	$4,574	$29	$277	$7,626

Accumulated Depreciation and Impairment
As of December 31, 2024	$31	$5,038	$20,510	$427	$12	$26,018
Additions	1	60	245	4	—	310
Transfers from construction in progress	—	(2)	—		2	—
Disposals	—	—	(199)	—	—	(199)
Effect of exchange rate changes	—	1	11	—	—	12
As of March 31, 2025	$32	$5,097	$20,567	$431	$14	$26,141
For the three months ended March 31, 2025 and 2024, depreciation expense of property, plant and equipment was $310 million and $346 million, respectively.

GLOBALFOUNDRIES Inc.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited, in millions except per share amounts or otherwise stated)
Note 7. Receivables, Prepayments and Other Assets

	March 31, 2025	December 31, 2024
Current:
Trade receivables, other than related parties	$814	$906
Other receivables	369	307
Unbilled accounts receivable(1)	54	38
Receivables from government grants	160	133
Other current financial assets and other	18	22
Total	$1,415	$1,406
Non-current:
Advances to suppliers	$171	$180
Receivables from government grants	148	124
Other	53	47
Total	$372	$351
(1) Unbilled accounts receivable represents amounts recognized on revenue contracts less associated advances and progress billings. These amounts will be billed in accordance with the agreed-upon contractual terms or rendering services.
The following table summarizes the activity in the Company’s unbilled accounts receivable for the three months ended March 31, 2025 and for the twelve months ended December 31, 2024, respectively:

	March 31, 2025	December 31, 2024
Balance, beginning of period	$38	$33
Revenue recognized during the period	49	118
Amounts invoiced	(33)	(113)
Balance, end of period	$54	$38
Note 8. Inventories
Inventories consist of the following:

	March 31, 2025	December 31, 2024
Work in progress	$1,101	$1,088
Raw materials and supplies	789	665
Inventory reserves	(77)	(129)
Total	$1,813	$1,624
During the three months ended March 31, 2025 and 2024, the Company recognized $16 million and $31 million within cost of revenue to write down certain inventories to their estimated net realizable value. There were no significant reversals of any write-down of inventories.
Note 9. Leases
The Company has various lease agreements for certain of its offices, facilities and equipment, with a weighted average remaining lease term of 12.9 years and weighted average discount rate of 4.4% as of March 31, 2025. Leases may include one or more options to renew. Renewal terms are not included in the determination of the lease term unless the renewals are deemed to be reasonably certain at the time of lease commencement. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants. All leases were measured under a single criterion with the exception of those with terms not exceeding 12 months and low-value leases.

GLOBALFOUNDRIES Inc.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited, in millions except per share amounts or otherwise stated)
The following table outlines the carrying amounts of right-of-use assets:

	March 31 2025	December 31 2024
Land and improvements	$62	$63
Building and leasehold improvements and other	437	435
Total	$499	$498
The following table summarizes the depreciation of right-of-use assets:

	Three Months Ended March 31
	2025	2024
Land and improvements	$1	$1
Building and leasehold improvements and other	12	14
Total	$13	$15
For the three months ended March 31, 2025 and 2024, the additions to right-of-use assets were $13 million and $15 million, respectively, interest expense was $6 million and $8 million, respectively, and cash outflow for leases was $33 million and $13 million, respectively.
Note 10. Trade Payables and Other Liabilities

	March 31 2025	December 31 2024
Current:
Trade payables	$430	$406
Accrued expenses	591	522
Contract liabilities(1)	776	840
Advances and deposits(2)	86	66
Payables for property, plant and equipment and intangible assets	199	161
Other(3)	113	97
Total	$2,195	$2,092
Non-current:
Payables for intangible assets	201	193
Contract liabilities(1)	755	744
Other(3)	104	85
Total	$1,060	$1,022
(1)Contract liabilities comprise contractual obligations for payments received in advance of the satisfaction of performance obligations for wafers, as well as NRE services.
(2)Advances and deposits include advances from customers of $62 million (2024: $36 million) collected for purchase orders.
(3)Other includes other financial liabilities, due from related parties, deferred tax liabilities and non-current advances and deposits.

GLOBALFOUNDRIES Inc.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited, in millions except per share amounts or otherwise stated)
The following table presents the activities in contract liabilities as of March 31, 2025 and December 31, 2024

	March 31, 2025	December 31, 2024
Beginning contract liabilities balance	$1,584	$1,983
Cash receipts in advance of satisfaction of performance obligations	144	381
Released to the consolidated statements of operations	(183)	(749)
Other(1)	(14)	(31)
Ending contract liabilities balance	$1,531	$1,584

Current	$776	$840
Non-current	755	744
Total	$1,531	$1,584
(1)Includes $14 million and $18 million primarily due to the unbilled accounts receivable balance applied against the related contract liabilities for a certain customer's non-recurring engineering arrangement as of March 31, 2025 and December 31, 2024, respectively.

Note 11. Long Term Debt
The following table outlines the terms and carrying amounts of the Company’s debt:

Description	Currency	Nominal Interest Rate	Interest Payment Terms	Principal Payment Terms	Year of Maturity	March 31 2025	December 31 2024

USD Term Loan A	USD	SOFR + 2.90%	Quarterly	Semi-Annual	2025	—	586
EUR Term Loan A	EUR	EURIBOR + 2.60%	Quarterly	Semi-Annual	2025	—	78
2019 USD Dresden Equipment Financing	USD	SOFR + 2.25%	Semi-Annual	Semi-Annual	2026	36	36
2020 USD Equipment Financing	USD	SOFR + 1.90%	Quarterly	Quarterly	2025	—	34
2019 EUR Dresden Equipment Financing	EUR	EURIBOR + 2.25%	Semi-Annual	Semi-Annual	2026	15	14
Various	EUR, USD	Various			2025-2031	6	5
Current total						$57	$753

2019 USD Dresden Equipment Financing	USD	SOFR + 2.25%	Semi-Annual	Semi-Annual	2026	36	36
2019 EUR Dresden Equipment Financing	EUR	EURIBOR + 2.25%	Semi-Annual	Semi-Annual	2026	15	14
2021 SGD EDB Loan	SGD	1.40%	Semi-Annual	Semi-Annual	2041	991	974
Various	EUR, USD	Various			2025-2031	29	29
Non-current total						$1,071	$1,053
Total						$1,128	$1,806
On January 2, 2025, the Company prepaid all of its outstanding loans under the Term Loan A. The total amount of the prepayment was $664 million, comprising all outstanding loans and interest accrued through the date of prepayment. Upon the prepayment, assets pledged as common security under certain of the Company’s senior facilities and the revolving credit facility were irrevocably and unconditionally released in accordance with the terms. The revolving credit facility continues to be available to the Company on an unsecured basis following the release of the common security.

GLOBALFOUNDRIES Inc.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited, in millions except for per share amount and otherwise stated)
The following table summarizes unutilized credit facilities available to the Company to maintain liquidity to fund operations:

	March 31, 2025	December 31, 2024

Revolving Credit Facility	$1,011	$1,012
Uncommitted Credit Facilities	103	102
Total	$1,114	$1,114
Note 12. Related Party Disclosures
The total amounts of $0 and $9 million due from related parties as of March 31, 2025 and December 31, 2024, respectively, have been included in receivables, prepayments and other assets. The $4 million and $20 million due to related parties as of March 31, 2025 and December 31, 2024, respectively, have been included in trade and other payables.
Related party balances disclosed in the interim financial statements relate to MDC General Services Holding Company LLC, Mamoura Holdings (US) LLC, and Silicon Manufacturing Partners Pte Ltd. ("SMP"). As of December 31, 2024, we held a 49% interest in SMP, a joint venture with Avago Technologies International Sales Pte. Limited ("Avago Singapore"), and managed all aspects of its manufacturing operations. During the three months ended March 31, 2025, we acquired the remaining 51% of the shares in the share capital of SMP from Avago Singapore, thereby making SMP a wholly-owned subsidiary of GlobalFoundries.
For the three months ended March 31, 2025 and 2024, related party transactions of $0 and $15 million, respectively, were included in the interim condensed consolidated statements of operations.
Note 13. Commitments and Contingencies
Commitments – The Company enters into several purchase agreements and supplementary agreements with its third-party manufacturers and suppliers for future deliveries of equipment and components. In addition, the Company enters into intellectual property and licensing agreements with third parties. The total future payments under these agreements amounted to $554 million and $635 million, as of March 31, 2025 and December 31, 2024, respectively. Purchase commitments of $365 million are due within the next 12 months.
Additionally, the Company obtained letters of credit to primarily guarantee payments for utility suppliers and foreign statutory payroll related charges. The Company has obtained letters of credit of $30 million as of March 31, 2025 and December 31, 2024, and has drawn down bank guarantees of $100 million and $99 million as of March 31, 2025 and December 31, 2024, respectively.
Contingencies – From time to time, the Company is a party to claims that arise in the normal course of business. These claims include allegations of infringement of intellectual property rights of others as well as other claims of liability. In addition, the Company, on a case by case basis, includes intellectual property indemnification provisions in the terms of sale and technology licenses with third parties. The Company is also subject to various taxes in the different jurisdictions in which it operates. These include property, goods and services, and other non-income taxes. The Company accrues costs associated with these matters when they become probable and reasonably estimable. The Company does not believe it is probable that losses associated with these matters beyond those already recognized will be incurred in amounts that would be material to the interim financial statements.
The Company has determined that due to the complexity of calculation of the Advanced Manufacturing Investment Tax Credit ("AMITC") under the Internal Revenue Code Section 48D, and uncertainties regarding compliance with program conditions, it is probable that a portion of AMITC computed and claimed in the United States may be repayable. Management recorded its best estimate of the amount of the AMITC that may be repayable totaling $33 million as of March 31, 2025. The amount of the reserve may change depending on future assessments by tax authorities.
Note 14. Fair Value Measurements
The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:
•Level 1: Observable inputs such as quoted prices in active markets for identical assets or liabilities.
•Level 2: Inputs other than quoted prices in active markets in Level 1, such as quoted prices for similar assets or liabilities in active markets, quoted prices for similar assets or liabilities that are not active, or other inputs

GLOBALFOUNDRIES Inc.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited, in millions except for per share amount and otherwise stated)
that are observable or can be corroborated by observable market data for substantially the full term of the asset or liability.
•Level 3: Unobservable inputs for which little or no market data exists, therefore requiring management judgment to develop the Company’s own models with estimates and assumptions.
Cash Equivalents – Cash equivalents include investments in government obligation-based money market funds, other money market instruments and interest-bearing deposits with initial or remaining terms of three months or less. The fair value of cash equivalents approximates its carrying value due to the short-term nature of these instruments.

Marketable Securities – Marketable securities utilizing Level 1 and Level 2 inputs include U.S. Treasury Securities, U.S. Government Sponsored Enterprises, floating rate securities, money market mutual funds, corporate debt instruments and other Notes, bonds or debt securities issued by non-U.S. sovereign or multilateral entities, as these securities all have quoted prices in active markets.
The following table presents the Company’s assets and liabilities measured at fair value on a recurring basis:

		Quoted Prices Identical Assets / Liabilities	Significant Other Inputs	Significant Unobservable Inputs
	Total	(Level 1)	(Level 2)	(Level 3)
December 31, 2024
Assets:
Cash equivalents(1)	$1,174	$1,174	$—	$—
Investments in equity instruments(2)	$25	$—	$—	$25
Derivatives(3)	$68	$—	$68	$—
Investments in marketable securities(4)	$2,033	$537	$1,496	$—

Liabilities:
Derivatives(3)	$62	$—	$62	$—

March 31, 2025
Assets:
Cash equivalents(1)	$1,181	$1,181	$—	$—
Investments in equity instruments(2)	$33	$—	$—	$33
Derivatives(3)	$86	$—	$86	$—
Investments in marketable securities(4)	$2,101	$534	$1,567	$—

Liabilities:
Derivatives(3)	$19	$—	$19	$—
(1)    Included in cash and cash equivalents on the Company’s interim condensed consolidated statements of financial position.
(2)    Included in current and non-current receivables, prepayments and other assets on the Company’s interim condensed consolidated statements of financial position.
(3)    Consists of foreign currency forward contracts, interest rate swaps, cross currency swaps and commodity swaps. Included in other current and non-current financial assets and other current and non-current liabilities on the Company’s interim condensed consolidated statements of financial position.
(4)    Consists of investments in marketable debt securities such as government, agency, and corporate bonds. Included in current and non-current marketable securities on the Company's interim condensed consolidated statements of financial position.
During the three months ended March 31, 2025, there were no transfers between Level 1, Level 2 or Level 3 fair value measurements. During the three months ended March 31, 2024, marketable securities with carrying amounts of $646 million, were transferred from Level 1 to Level 2. These transfers occurred as the Company reassessed the market activity of these securities.

GLOBALFOUNDRIES Inc.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited, in millions except for per share amount and otherwise stated)
Assets Measured and Recorded at Fair Value on a Non-Recurring Basis
Certain assets such as equity method investments, intangible assets and property, plant and equipment, and other non-financial assets, are recorded at fair value only if an impairment or observable price adjustment is recognized in the current period.
Financial Instruments Not Recorded at Fair Value on a Recurring Basis
Financial instruments not recorded at fair value on a recurring basis include non-marketable equity securities measured at cost, and grants receivable, loans receivable, lease obligations and the current and non-current portions of the Company’s long-term debt which are measured at amortized cost.
The following shows the carrying amounts and fair values of the Company’s financial liabilities at amortized cost ("FLAC") not recorded at fair value on a recurring basis. It does not include fair value information for financial assets and financial liabilities not measured at fair value if the carrying amount is a reasonable approximation of fair value.

	March 31, 2025		December 31, 2024
Financial Liabilities	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Other long-term debt	1,128	1,071	1,806	1,736
Estimated fair values of long-term debt are based on quoted prices for similar liabilities for which significant inputs are observable and represent a Level 2 valuation. The fair values are estimated based on the type of loan and maturity. The Company estimates the fair value using market interest rates for debts with similar maturities.
Note 15. Share-Based Compensation
We measure and recognize compensation expense related to share-based transactions, including employee, consultant, and non-employee director share option awards, in our consolidated financial statements based on fair value. The fair value of each award is estimated on the date of grant using the Black-Scholes option pricing model for options, and the Monte Carlo simulation model for the performance share units and a share price at the grant date for the restricted share units. The Black-Scholes model and Monte Carlo model both require management to make certain assumptions of future expectations based on historical and current data. The assumptions include the expected term of the awards, expected volatility, dividend yield and risk-free interest rate. The expected term represents the amount of time that awards granted are expected to be outstanding, based on forecasted exercise behavior. The option pricing model requires the input of highly subjective assumptions, including the estimated fair value of the Company’s stock, expected term of the awards, expected volatility of the price of the Company’s shares, risk free interest rate and the expected dividend yield of ordinary shares. The assumptions used to determine the fair value of the option awards represent management’s best estimates. These estimates involve inherent uncertainties and the application of management’s judgment. The Company estimates the expected forfeiture for options utilizing historical data, and only recognizes expense when a defined liquidity event (change in control or IPO) is deemed probable on the number of awards that are expected to vest. After applying a forfeiture estimate during each reporting period for when they are probable of vesting, the Company recognizes expense on a graded attribution basis for each tranche of the award over the period from the grant date to the later of the one-year anniversary of estimated time following a liquidity event or the legal vesting dates.
The Company offers an Employee Stock Purchase Plan which provides eligible employees with an opportunity to purchase our ordinary shares through payroll deductions of up to 10% of their eligible compensation. A participant may purchase a maximum of 2,500 ordinary shares during the purchase period. Amounts deducted and accumulated by the participant are used to purchase ordinary shares at the end of each six-month period, with the Company matching 20% of each employee's contributions on an after-tax basis.

GLOBALFOUNDRIES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Forward-looking Statements
This document includes “forward-looking statements” that reflect our current expectations and views of future events. These forward-looking statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and include but are not limited to, statements regarding our financial outlook, future guidance, product development, business strategy and plans, and market trends, opportunities and positioning. These statements are based on current expectations, assumptions, estimates, forecasts, projections and limited information available at the time they are made. Words such as “expect,” “anticipate,” “should,” “believe,” “hope,” “target,” “project,” “goals,” “estimate,” “potential,” “predict,” “may,” “will,” “might,” “could,” “intend,” “shall,” "outlook," "on track" and variations of these terms or the negative of these terms and similar expressions are intended to identify these forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements are subject to a broad variety of risks and uncertainties, both known and unknown. Any inaccuracy in our assumptions and estimates could affect the realization of the expectations or forecasts in these forward-looking statements. For example, our business could be impacted by geopolitical conditions such as the ongoing political and trade tensions with China and the continuation of conflicts in Ukraine and Israel; political developments following the change in the U.S. administration; the imposition of trade controls, tariffs and counter-tariffs between the United States and its trade partners; the market for our products may develop or recover more slowly than expected or than it has in the past; we may fail to achieve the full benefits of our restructuring plan; our operating results may fluctuate more than expected; there may be significant fluctuations in our results of operations and cash flows related to our revenue recognition or otherwise; a network or data security incident that allows unauthorized access to our network or data or our customers’ data could result in a system disruption, loss of data or damage our reputation; we could experience interruptions or performance problems associated with our technology, including a service outage; global economic conditions could deteriorate, including due to rising inflation and any potential recession; the expected benefits of our announced partnerships may fail to materialize; and our expected results and planned expansions and operations may not proceed as planned if funding we expect to receive (including the planned awards under the U.S. CHIPS and Science Act and New York State Green CHIPS) is delayed or withheld for any reason. It is not possible for us to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results or outcomes to differ materially from those contained in any forward-looking statements we may make. Moreover, we operate in a competitive and rapidly changing market, and new risks may emerge from time to time. You should not rely upon forward-looking statements as predictions of future events. These statements are based on our historical performance and on our current plans, estimates and projections in light of information currently available to us, and therefore you should not place undue reliance on them.
Although we believe that the expectations reflected in our statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances described in the forward-looking statements will be achieved or occur. Moreover, neither we, nor any other person, assumes responsibility for the accuracy and completeness of these statements. Recipients are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date such statements are made and should not be construed as statements of fact. Except to the extent required by federal securities laws, we undertake no obligation to update any information or any forward-looking statements as a result of new information, subsequent events or any other circumstances after the date hereof, or to reflect the occurrence of unanticipated events. For a discussion of potential risks and uncertainties, please refer to the risk factors and cautionary statements in our 2024 Annual Report on Form 20-F, current reports on Form 6-K and other reports filed with the Securities and Exchange Commission (SEC). Copies of our SEC filings are available on our Investor Relations website, investors.gf.com, or from the SEC website, www.sec.gov.

GLOBALFOUNDRIES INC.
OPERATING AND FINANCIAL REVIEWS AND PROSPECTS
Overview
GLOBALFOUNDRIES Inc. (“we,” “GF,” or the “Company”) is one of the world’s leading semiconductor foundries. We manufacture complex, essential integrated circuits (“ICs”) that are used in billions of electronic devices across various industries. Our specialized foundry manufacturing processes, extensive library of qualified circuit-building block designs (known as IP titles or IP blocks), and advanced transistor and device technology allow us to serve a wide range of customers, including the global leaders in IC design. We focus on providing optimized solutions for critical applications that drive key secular growth end markets, ensuring function, performance, and power requirements are met. As the only scaled pure-play foundry (defined as a company specializing in producing ICs for other companies with annual foundry revenue exceeding $3 billion) with a global footprint that is not based in China or Taiwan, we offer our customers the advantage of mitigating geopolitical risk and ensuring greater supply chain certainty and security Since our founding in 2009, we have invested in over $23 billion to create a global manufacturing footprint with state-of-the-art facilities across three continents. Our differentiated foundry solutions redefine the industry by offering essential chip solutions that empower our customers to develop innovative products for a wide range of applications in diverse markets and bring their products to market quickly and cost effectively.
We focus on essential devices that include digital, analog, mixed-signal, radio frequency (“RF”), ultra-low power and embedded memory solutions that connect, secure and process data, and efficiently power the digital world around us. To meet the needs of our customers, we devote our research and development ("R&D") efforts to a diversified range of differentiated technology platforms in these key categories: Complementary Metal-Oxide Semiconductor (“CMOS”) for both Feature-Rich and Ultra-Low Power, RF, Power and Silicon Photonics (“SiPh”). Specifically within these categories, our key technology platforms include RF SOI, FDXTM, Fin Field-Effect Transistor (“FinFET”), Bipolar-CMOS-DMOS (“BCD”), BCDLite, Silicon Germanium (“SiGe”) and Gallium Nitride (“GaN”) products.
The principal source of our revenue is wafer fabrication and sales of finished semiconductor wafers, which accounted for approximately 88% of our net revenue for the three months ended March 31, 2025. The rest of our net revenue was mainly derived from photomask manufacturing, sourcing services and pre-fab manufacturing services.
Our business has experienced an industry-wide cyclical downturn that led to weaker demand across several of the end markets within which we operate. Exacerbated by geopolitical conflicts and inflation, this prolonged semiconductor downturn impacted our revenue as customers adjusted their inventory levels to match softer end demand.
In recent quarters, we saw indications of the bottoming of the cycle, including improving customer inventory levels and recovering consumer demand. This was evidenced by year-over-year revenue growth in three out of four of our key end markets in the first quarter of 2025. However, the recent increased macroeconomic and policy uncertainty driven by recent tariff announcements have broadened the range of revenue outcomes across the semiconductor industry in the second half of 2025 and beyond. We expect that the catalyst for reducing inventory levels and improving demand will be driven by the stabilization of key macroeconomic indicators, such as inflation, interest rates and GDP growth, and within the industry specifically, the AI-driven acceleration of device refresh cycles. We continue to closely monitor and mitigate the impacts from the ongoing trade tensions and potential related effects on inflation and demand.
Components of Results of Operations
Net Revenue
We generate the majority of our revenue from volume production and sales of finished semiconductor wafers, which are priced on a per-wafer basis for the applicable design. We also generate revenue from rendering of non-recurring engineering (“NRE”) services, mask production and pre-fabrication services such as bump, test and packaging.
Cost of Revenue
Cost of revenue consists primarily of material expenses, depreciation and amortization, employee-related expenses, restructuring expenses, facility costs and costs of fixed assets, including maintenance and spare parts. Material expenses primarily include the costs of raw wafers, test wafers, photomasks, resists, process gases, process chemicals, other operating supplies and external service costs for wafer manufacturing. Costs related to NRE services are also included within the cost of revenue. As it pertains to inflation and inflationary headwinds we are facing within our business, we have experienced an increase in costs for materials and energy, and we expect these increases to continue to have an adverse impact on our financial results of operations while these economic conditions persist.

GLOBALFOUNDRIES INC.
Depreciation and amortization charges primarily include the depreciation of clean room production equipment. Commencement of depreciation related to construction in progress and property, plant and equipment involves determining when the assets are available for their intended use. Employee-related expenses primarily include employee wages and salaries, social security contributions and benefit costs for operators, maintenance technicians, process engineers, supply chain, IT production, yield improvement and health and safety roles. Facility costs primarily consist of the costs of electricity, water and other utilities and services.
Operating Expenses
Our operating expenses consist of research and development ("R&D"), selling, general and administrative expenses (“SG&A”), and restructuring charges. Personnel costs are the most significant component of our operating expenses, and consist of salaries, benefits, bonuses, share-based compensation and commissions.
Research and Development
Our R&D efforts are focused on developing highly differentiated process technologies and solutions. Our R&D expenses include personnel costs, material costs, software license and intellectual property expenses, facility costs, supplies, professional and consulting fees, and depreciation on equipment used in R&D activities. Our development roadmap includes new platform investments, platform features and extensions, and investments in emerging technology capabilities and solutions. We expense R&D costs as incurred. We believe that continued investment in our technology portfolio is important for our future growth and acquisition of new customers. We expect our R&D as a percentage of revenue to be relatively stable over time as expenses grow in line with increased revenue.
Selling, General and Administrative
SG&A expenses consist primarily of personnel-related costs, including sales commissions to independent sales representatives and professional fees, including costs of accounting, audit, legal, regulatory and tax compliance. Additionally, costs related to advertising, trade shows, corporate marketing, certain contract cancellation fees, gains and losses on tool sales, withholding taxes and allocated overhead costs are also included in SG&A expenses. We expect our SG&A as a percentage of revenue to be relatively stable over time as expenses grow in line with increased revenue.
Restructuring Charges
Restructuring charges primarily relate to reductions in our global workforce, leased workspace and consultants we engage for strategic support of the restructuring.
Other Operating Charges
Finance Income (Expense), net
Finance income (expense), net consists of interest earned on our cash and cash equivalents and marketable securities, net of any interest expense on borrowings, amortization of debt issuance costs under our term loans, revolving credit facility, finance leases and other credit facilities we maintain with various financial institutions.
Other Income (Expense), net
Other income (expense), net consists of our share of profit of our joint venture, one-time gains and losses and other miscellaneous income and expense items unrelated to our core operations. Included are gains and losses relating to hedging activities.
Income Tax Expense
Income tax expense consists primarily of income taxes in jurisdictions in which we conduct business, which mainly include Germany, Singapore and the U.S. federal and state income taxes.

GLOBALFOUNDRIES INC.
A. Results of Operations
Comparison of Three months ended March 31, 2025 and 2024, (in millions).
The following table sets forth our consolidated statements of operations data for the periods indicated:

	Three Months Ended March 31
	2025	2024
Net revenue	$1,585	$1,549
Cost of revenue	1,230	1,156
Gross profit	355	393
Research and development expenses	127	124
Selling, general and administrative expenses	77	122
Operating expenses	204	246
Income from operations	151	147
Finance income (expense), net	14	10
Other income (expense), net	30	(2)
Income before income taxes	195	155
Income tax (expense) benefit	16	(21)
Net income	$211	$134
Net Revenue

	Three Months Ended March 31
	2025	2024	Change	% Change

Net revenue	$1,585	$1,549	$36	2.3%
Net revenue increased by $36 million, or 2.3%, for the three months ended March 31, 2025 compared to the three months ended March 31, 2024. The increase from the prior period was primarily driven by wafer shipment volume totaling 543 thousand (300mm equivalent), a 17% increase from prior period. This was offset by lower year-over-year underutilization payments, which we recognize in wafer revenue, as well as a change in the mix of product shipped and a modest decline in average selling prices per wafer.
For the three months ended March 31, 2025, we experienced growth in three of our four end markets compared to the three months ended March 31, 2024. Communications, Infrastructure & Datacenter increased 45% year-over-year driven by strong demand in optical networking and datacenter solutions. The Automotive end market increased 16% year over year, driven by continued content and share gains. Home and Industrial IoT grew 6% year over year, driven by initial signes of stabilization in smart home and industrial markets. Offsetting this growth, Smart Mobile Device declined 14% year over year, primarily due to the cessation of customer underutilization payments. Additionally, non-wafer revenue increased 8%, primarily driven by higher license revenue.

End Markets:	Three Months Ended March 31
	2025	2024	Change	% Change

Smart Mobile Devices	$586	$680	$(94)	(13.8)%
Communications Infrastructure & Datacenter	174	120	54	45.0%
Home and Industrial IoT	328	309	19	6.1%
Automotive	309	266	43	16.2%
Non wafer revenue and other	188	174	14	8.0%
Total	$1,585	$1,549	$36	2.3%

GLOBALFOUNDRIES INC.
Cost of Revenue

	Three Months Ended March 31
	2025	2024	Change	% Change

Cost of revenue	$1,230	$1,156	$74	6.4%
Gross margin	22.4%	25.4%	(300)bps
Cost of revenue increased by $74 million, or 6.4%, for the three months ended March 31, 2025 compared to the three months ended March 31, 2024. The change was driven primarily by a 17% higher shipment volume offset by 10% decrease in depreciation expense.
Gross margin decreased to 22.4% for the three months ended March 31, 2025 from 25.4% for the three months ended March 31, 2024. The decrease of 300 basis points was primarily driven by lower year-over-year underutilization payments, as well as a change in the mix of product shipped and a modest decline in average selling prices per wafer partially offset by a reduction in fixed costs.
Operating Expenses
Research and Development Expenses

	Three Months Ended March 31
	2025	2024	Change	% Change

Research and development expenses	$127	$124	$3	2.4%
As a % of revenue	8.0%	8.0%
R&D expenses increased by $3 million, or 2.4%, for the three months ended March 31, 2025 compared to the three months ended March 31, 2024. The increase was primarily due to $3 million higher R&D portfolio investments.
Selling, General and Administrative Expenses

	Three Months Ended March 31
	2025	2024	Change	% Change
Selling, general and administrative expenses	$77	$122	$(45)	(36.9)%
As a % of revenue	4.9%	7.9%
SG&A expenses decreased by $45 million, or 36.9%, for the three months ended March 31, 2025 compared to the three months ended March 31, 2024. The change was primarily a result of $26 million higher tool sales gains, $10 million decrease in withholding tax expense related to an intercompany loan and an increase of $4 million advanced manufacturing investment tax credits.
Finance income (expense), net

	Three Months Ended March 31
	2025	2024	Change	% Change

Finance income (expense), net	$14	$10	$4	40.0%
Finance income (expense), net increased by $4 million, for the three months ended March 31, 2025 compared to the three months ended March 31, 2024. The increase was primarily a result of $12 million lower interest expense due to lower debt balances in the first quarter of 2025 compared to the first quarter of 2024. This was partially offset by $9 million lower interest income generated from money market funds and investments in marketable securities.

GLOBALFOUNDRIES INC.
Other income (expense), net

	Three Months Ended March 31
	2025	2024	Change	% Change

Other income (expense), net	$30	$(2)	$32	1600.0%
Other income (expense), net increased by $32 million for the three months ended March 31, 2025 compared to the three months ended March 31, 2024. The increase was primarily driven by $31 million gain from the step-acquisition of the remaining equity interest of a joint venture of the Company.
Income Tax Expense

	Three Months Ended March 31
	2025	2024	Change	% Change
Income tax (expense) benefit	$16	$(21)	$37	176.2%
Income tax expense decreased by $37 million for the three months ended March 31, 2025 compared to the three months ended March 31, 2024, primarily due to $40 million of tax benefit related to exchange rate changes on the base of certain non-monetary assets in Germany and $8 million of tax benefit from recognition of German deferred tax assets net of contingencies, offset by $11 million of tax expense related primarily to an anticipated qualified domestic top-up tax liability in Singapore.

GLOBALFOUNDRIES INC.
B. Liquidity and Capital Resources
We have historically financed operations primarily through cash and cash equivalents and marketable securities, as well as cash generated from our business operations, including prepayments under long term agreements ("LTAs"), debt and government grants. As of March 31, 2025, our cash, cash equivalents and marketable securities balances of approximately $3.7 billion included $1.6 billion of cash and cash equivalents and approximately $2.1 billion of marketable securities.
As of March 31, 2025 and December 31, 2024, we had an undrawn revolving credit facility of $1.0 billion. In addition to our available revolver, we had $1.1 billion and $1.8 billion of debt outstanding as of March 31, 2025 and December 31, 2024, respectively, which was primarily comprised of multiple term loans in various currencies. Our future capital requirements will depend on many factors, including our revenue growth rate, the timing and amount of payments we receive from customers pursuant to our LTAs and other business arrangements, the timing and extent of spending to support development efforts, the timing and amount of reimbursements we receive under government grants, the introduction of new and enhanced products and solutions, the continuing market adoption of our platform, and our obligations to repay our indebtedness from time to time. We may from time to time seek to raise additional capital to support our growth. As of March 31, 2025, we believe that our existing cash, cash equivalents, marketable securities, credit under our revolving credit facility and expected cash generated from operations are sufficient to meet our capital requirements for at least the next 12 months and beyond.
Cash Flows
The following table shows a summary of our cash flows for the periods presented:

	Three Months Ended March 31
	2025	2024
Cash provided by operating activities	$331	$488
Cash used in investing activities	(211)	(600)
Cash used in financing activities	(717)	(27)
Effect of exchange rate changes on cash and cash equivalents	1	(1)
Net decrease in cash and cash equivalents	$(596)	$(140)
Operating Activities
Cash provided by operating activities of $331 million decreased $157 million for the three months ended March 31, 2025, compared to $488 million for the three months ended March 31, 2024. The decrease was primarily driven by $87 million of lower deferred income taxes, primarily due to the recognition of German net deferred tax assets and foreign currency impacts, $40 million lower depreciation expenses as a result of prior year impairment charges, a $31 million gain from the step-acquisition of the remaining equity interest of a joint venture of the Company, and $29 million higher gains on the disposal of property, plant and equipment driven by tool sales. These impacts were primarily offset by a $77 million increase in net income. In addition, unfavorable changes in working capital of $47 million were primarily due to $158 million lower cash generated from accounts receivable, prepayments and other current assets, driven by timing differences, partially offset by $108 million increase in current and non current trade and other payables primarily due to income tax payables and timing differences.
Investing Activities
Cash used in investing activities for the three months ended March 31, 2025 of $211 million decreased $389 million compared to the cash used in investing activities of $600 million for the three months ended March 31, 2024. The decrease was primarily driven by $300 million lower purchases of marketable securities and $61 million decrease in capital and intangible expenditures due to lower costs related to the expansion of our fabrication facilities.
Financing Activities
Cash used in financing activities for the three months ended March 31, 2025 of $717 million increased $690 million compared to the cash used of $27 million for the three months ended March 31, 2024. The change was primarily attributable to a $683 million increase in repayments of debt and lease obligations primarily due to $664 million prepayment of our Term Loan A.